
RECEIVED

2008 APR 16 P 4: 44

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Reliance Natural Resources Limited
H Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710

Tel: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rnrl.in

April 12, 2008

Exemption No : 82-35009

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Mr. Dudek,

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Stock Exchanges in India as per requirements under the Listing Agreement executed with them.

Sr. No.	Particulars
1.	Letters dated April 12, 2008 sent to the Stock Exchange in India enclosing therewith a copy of the Certificate issued by M/s S N Ananthasubramanian & Co., Company Secretaries for the period commencing October 1, 2007 and ended on March 31, 2008 as per Clause 47 (C) of the said Listing Agreement

Copies of the above letters are enclosed herewith for information and records.

Yours faithfully
For Reliance Natural Resources Limited

Ashish S Karyekar
Dy. Company Secretary

Encl: As above

PROCESSED

APR 1 8 2008

THOMSON
FINANCIAL

Reliance Natural Resources Limited
H Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710

Tel: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rnrl.in

April 12, 2008

DCS - CRD
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Fax : 2272 2037/39/41/3121/3719
BSE Scrip Code : 532709

Dear Sirs,

Sub: Certificate under clause 47 (C) of the Listing Agreement

In compliance with the requirement of Clause 47 (C) of the Listing Agreement, we forward herewith a certificate issued by M/s S N Ananthasubramanian & Co., Company Secretaries for the period commencing October 1, 2007 and ended on March 31, 2008.

Kindly take the same on record.

Yours faithfully
For Reliance Natural Resources Limited

Ashish S Karyekar
Dy. Company Secretary

Encl: As above

Reliance Natural Resources Limited
H Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710

Tel: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rnrl.in

April 12, 2008

Listing Department
National Stock Exchange of India Ltd
Exchange Plaza, C-1, Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051
Fax : 2658 8237/38
NSE Symbol : RNRL

Dear Sirs,

Sub: Certificate under clause 47 (C) of the Listing Agreement

In compliance with the requirement of Clause 47 (C) of the Listing Agreement, we forward herewith a certificate issued by M/s S N Ananthasubramanian & Co., Company Secretaries for the period commencing October 1, 2007 and ended on March 31, 2008.

Kindly take the same on record.

Yours faithfully
For Reliance Natural Resources Limited

Ashish S Karyekar
Dy. Company Secretary

Encl: As above

Building No. 10, Flat No. 26, Brindaban, Thane – 400 601 Tel. 2534 5648/2543 2704 Fax: 91-022-2539 0292 E-mail: sna@snaco.net
12, Paridhi, Opp. St. Antony's Bakery, Kolbad Road, Thane – 400 601

CERTIFICATE

On the basis of examination of all relevant books, registers, forms, documents and papers made available to us by **Karvy Computershare Private Limited, Registrar and Transfer Agents of Reliance Natural Resources Limited** and on the basis of information and explanations given to us, we hereby certify that, during the period commencing from 1st October 2007 to 31st March 2008, the Company dispatched all **17230** share certificates lodged for transfer within one month from the date of lodgment thereof.

This certificate is issued pursuant to Clause 47 (c) of the Listing Agreement entered into with Stock Exchange (s).



S. N. ANANTHASUBRAMANIAN

C. P. Number 1774

Date: April 10, 2008

Place: Thane

END